PUBLIC



15027527

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-41817

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING ___JULY 1, 2014___ AND ENDING ___JUNE 30, 2015___
                                        MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:   FERGUSON & BREWER SECURITIES

OFFICAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

7052 SKYWAY
(No. and Street)

PARADISE                    CA                    95969
(City)                     (State)               (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER LEONARD                                          (530) 872-1810
                                                  (Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - if individual, state last, first, middle name)
100 E. SYBELIA AVENUE, SUITE 130, MAITLAND          FLORIDA          32751
(Address and City)                                  (State)          (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____ PETER LEONARD _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ FERGUSON & BREWER SECURITIES _____ , as of
_____ JUNE _____ 30, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Please see Attached Notary Public

**PARTNER**
Title

_____
Public Notary

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT**　　　　**CIVIL CODE § 1189**

State of California　　　　　　　　　　　）
County of ___Butte___　　　　　　　　　）

On ___08/26/2015___ before me, ___Brenna Gandolfi, Notary Public___,
　　　Date　　　　　　　　　　　　　　　*Here Insert Name and Title of the Officer*

personally appeared ___Peter Leonard___
　　　　　　　　　　　　　　　　*Name(s) of Signer(s)*

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
　　　　　　*Signature of Notary Public*

BRENNA GANDOLFI
Commission # 2089412
Notary Public - California
Butte County
My Comm. Expires Nov 9, 2018

*Place Notary Seal Above*

──────────────── **OPTIONAL** ────────────────

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

Description of Attached Document
Title or Type of Document: ___Public Ann. Report Audited___ Document Date: ___08/26/2015___
Number of Pages: ___2___ Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

| | |
|---|---|
| Signer's Name: _____ | Signer's Name: _____ |
| ☐ Corporate Officer — Title(s): _____ | ☐ Corporate Officer — Title(s): _____ |
| ☐ Partner — ☐ Limited ☐ General | ☐ Partner — ☐ Limited ☐ General |
| ☐ Individual ☐ Attorney in Fact | ☐ Individual ☐ Attorney in Fact |
| ☐ Trustee ☐ Guardian or Conservator | ☐ Trustee ☐ Guardian or Conservator |
| ☐ Other: _____ | ☐ Other: _____ |
| Signer is Representing: _____ | Signer is Representing: _____ |

**FINANCIAL STATEMENTS**

**FERGUSON & BREWER SECURITIES**

June 30, 2015

# FERGUSON & BREWER SECURITIES
## (A California General Partnership)
## FINANCIAL STATEMENTS
## For the Year Ended June 30, 2015

## TABLE OF CONTENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Partners
Ferguson & Brewer Securities

We have audited the accompanying statement of financial condition of Ferguson & Brewer Securities as of June 30, 2015, and the related statement of operations, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of Ferguson & Brewer Securities' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ferguson & Brewer Securities as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Ferguson & Brewer Securities financial statements. The information contained in Schedules I, II and III is the responsibility of Ferguson & Brewer Securities' management. Our audit procedures included determining whether Schedules I, II and III reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on Schedules I, II and III, we evaluated whether Schedules I, II and III, including their form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ohab and Company, PA*

Ohab and Company, PA
Maitland, Florida
August 24, 2015

**FERGUSON & BREWER SECURITIES**
(A California General Partnership)

**STATEMENT OF FINANCIAL CONDITION**
June 30, 2015

**ASSETS**

**Assets:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 11,405 |
| CRD daily cash account | | 427 |
| Prepaid insurance | | 157 |
| | $ | 11,989 |

**LIABILITIES AND PARTNERS' CAPITAL**

| | | |
|---|---|---:|
| **Partners' capital:** | | 11,989 |
| | $ | 11,989 |

The accompanying notes are an integral part of these financial statements.

**FERGUSON & BREWER SECURITIES**
(A California General Partnership)

**STATEMENT OF OPERATIONS**
For the Year Ended June 30, 2015

**Revenues:**

| | | |
|---|---|---:|
| Commissions paid by affiliate | $ | 6,000 |
| Interest income | | 17 |
| **Total revenues** | | 6,017 |

**Expenses:**

| | |
|---|---:|
| Accounting and legal | 3,000 |
| Bank charges | 20 |
| Dues and fees | 505 |
| Insurance | 472 |
| Office expense | 1,098 |
| Total expenses | 5,095 |

| | | |
|---|---|---:|
| **Net income (loss)** | $ | 922 |

The accompanying notes are an integral part of these financial statements.

**FERGUSON & BREWER SECURITIES**
(A California General Partnership)

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended June 30, 2015

|  | Thomas Ferguson | Peter Leonard | Total |
|---|---|---|---|
| **Beginning Capital, June 30, 2013** | $ 8,774 | $ 2,293 | $ 11,067 |
| Current period's income (loss) | 738 | 184 | 922 |
| **Balances, June 30, 2014** | $ 9,512 | $ 2,477 | $ 11,989 |

The accompanying notes are an integral part of these financial statements

**FERGUSON & BREWER SECURITIES**
(A California General Partnership)

**STATEMENT OF CASH FLOWS**
**For the Year Ended June 30, 2015**

| | | |
|---|---|---:|
| **Cash flows from operating activities:** | | |
| Net income (loss) | $ | 922 |
| Net cash provided in operating activities | | 922 |
| **Other sources and uses of cash:** | | |
| Cash in CRD daily cash account | | 782 |
| Net Increase in cash | | 1,704 |
| **Cash and cash equivalents at beginning of period** | | 9,701 |
| **Cash and cash equivalents at end of period** | $ | 11,405 |

The accompanying notes are an integral part of these financial statements.

**NOTES TO FINANCIAL STATEMENTS**
**June 30, 2015**

### Note 1 – Summary of Significant Accounting Policies

*Nature of Business*

Ferguson & Brewer Securities (the "Company") is licensed as a Direct Placement Program broker/dealer under Rule 15c3-1 (2) (ii) and (iii) as a broker that does not generally carry customer accounts. Specifically, the Company is a general partnership of two individuals, Thomas A. Ferguson and Peter Leonard. Mr. Ferguson and Mr. Leonard were also the sole owners of another business, Ferguson & Brewer Investment Company ("FBIC"), which has been engaged in the formation, operation and management of real estate investment partnerships since 1983. The company was formed to act as the broker/dealer with respect to those partnerships sponsored by FBIC. The company's business is devoted entirely to acting as the broker/dealer for the partnerships sponsored by FBIC. Beginning October 1, 2013, Thomas A. Ferguson owns 51% of the stock in Ferguson & Brewer Investment Company and Peter Leonard owns 49% of the stock in Ferguson & Brewer Investment Company

*Cash and Cash Equivalents*

For purposes of reporting the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

*Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Fair Value of Financial Instruments*

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value. At June 30, 2015 the Company has no financial assets.

*Income Taxes*

The Company has elected to be treated as a Partnership for federal and state income tax purposes. The Company's taxable income or losses, as well as certain other tax attributes, are passed through directly to the Company's members and are reported in each member's individual income tax return. Consequently, these financial statements do not include any provision for federal or state income tax expense.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10. Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the perspective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The partners and the Company are generally not subject to U.S. Federal, state or local income tax examinations related to the Company's activities for tax years before 2012

**FERGUSON & BREWER SECURITIES**
**(A California General Partnership)**

**NOTES TO FINANCIAL STATEMENTS**
**June 30, 2015**

**Note 1 – Summary of Significant Accounting Policies** - continued

*Revenue Recognition*

Revenue is recognized as earned.

**Note 2 – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At June 30, 2015, the Company had excess net capital of $6,405

**Note 3 – Related Party**

The following transactions occurred between the Company and the other affiliated company:

Ferguson & Brewer Investment Company provides office space and pays all overhead costs for Ferguson & Brewer Securities. The Company pays Ferguson & Brewer Investment Company $250 per quarter for these expenses. In 2015, $1,000 was paid to reimburse for the office space and overhead cost.

Ferguson & Brewer Investment Company under a Standby Support Agreement dated February 24, 2003, pays the Company a $1,500 quarterly standby commission fee for any quarter in which they do not make any new offerings of the securities of an entity it sponsors. During 2014, $6,000 was paid under this agreement and is included in commission paid by affiliate in these financial statements.

Ferguson & Brewer Investment Company for the year ended June 30, 2015 did not complete any partnership offerings and paid the Company $0.00 in addition to the commission paid by affiliate paid under the Standby Support Agreement.

**Note 4 – Subsequent Events**

The Company has evaluated subsequent events through August 24, 2015, the date the financial statements Were available to be issued and has determined that the Company has no events occurring subsequent to June 30, 2015.

## SCHEDULE I

## FERGUSON & BREWER SECURITIES

(A California General Partnership)

## COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

## OF THE SECURITIES AND EXCHANGE COMMISSION

### As of June 30, 2015

| | | |
|---|---|---:|
| Computation of basic net capital requirements: | | |
| Total partners' capital qualified for net capital | $ | 11,989 |
| | | |
| Deductions: | | |
| Non-allowable assets | | |
| CRD daily account | | 427 |
| Prepaid Insurance | | 157 |
| Total non-allowable assets | | 584 |
| | | |
| Net capital before haircuts and securities positions | | 11,405 |
| | | |
| Haircuts: | | |
| Securities positions | | - |
| | | |
| Net capital | | 11,405 |
| | | |
| Minimum net capital requirements: | | |
| 6 2/3% of total aggregate indebtedness | | |
| Minimum dollar net capital for this broker-dealer ($5,000) | | |
| | | |
| Net capital requirement (greater of above two requirements) | $ | 5,000 |
| | | |
| Net capital in excess of required minimum | $ | 6,405 |

Reconciliation with Company's computation (included
in Part IIA of Form X-17A-%as of June 30, 2015)

| | | |
|---|---|---:|
| Net capital, as reported in Company's Part IIA Focus Report | $ | 11,405 |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of June 30, 2015.

**FERGUSON & BREWER SECURITIES**
**(A California General Partnership)**
**COMPUTATION OF AGGREGATE INDEBTEDNESS**
**UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF JUNE 30, 2015**

Total aggregate indebtedness:                                                    -

Ratio of aggregate indebtedness
    to net capital                                                           -

**SCHUDLE III**
**FERGUSON & BREWER SECURITIES**
**(A California General Partnership)**

**INFORMATION RELATING TO EXEMPTIVE PROVISION**
**REQUIREMENTS UNDER SEC RULE 15c3-3**
**AS OF JUNE 30, 2015**


With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K)(2)(i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K)(2)(i) of the Rule.

# Ohab and Company, P.A.

| | | |
|---|---|---|
| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

## Report of Independent Registered Public Accounting Firm

Partners and Management
Ferguson & Brewer Securities

We have reviewed management's statements, included in the accompanying Ferguson & Brewer Securities Exemption Report, in which (1) Ferguson & Brewer Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ferguson & Brewer Securities claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Ferguson & Brewer Securities stated that Ferguson & Brewer Securities met the identified exemption provisions throughout the year ended June 30, 2015 without exception. Ferguson & Brewer Securities management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ferguson & Brewer Securities compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Ohab and Company, PA*

Ohab and Company, PA
Maitland, Florida
August 24, 2015

# Ferguson & Brewer Securities
7052 Skyway
Paradise, CA 95969
(530) 872-1810  FAX (530) 877-1352

August 24, 2015

Ohab and Company, PA
100 E. Sybelia Avenue
Suite 130
Maitland, FL 32751

RE:   Ferguson & Brewer Securities

To Whom It May Concern,

Ferguson and Brewer Securities identifies SEC Rule 15c3-3(k)(2)(i) under which we claim an exemption from SEC Rule 15c3-3. We met the identified exception for the year ended June 30, 2015.

Sincerely,

Thomas A. Ferguson                    Peter Leonard